June 16, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Asia Training Institute US, Inc.

Form S-1/A

Filed June 13, 2016

File No. 333-210847

To the men and women of the SEC:

On behalf of Asia Training Institute US, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 16, 2016 addressed to Mr. Chun-Han Lin, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on June 13, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Exhibit 5.1 – Legal Opinion

1. We note your response to comment 9; however, you have filed the same legal opinion as the one dated April 19, 2016. We specifically note your statement that the shares “when issued according to the terms of the prospectus contained in this registration statement, are ….” (emphasis added) Please revise to reflect that the shares are outstanding and have been issued. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), which is available on our website.

Company Response:

We have included the revised opinion letter herein.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 16, 2016

/s/ Chun-Han Lin

Chun-Han Lin

Chief Executive Officer